EXHIBIT 99.3

Interim Unaudited Financial Statements of Suncor Energy Inc. for the first fiscal quarter ended March 31, 2006

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

	Three months ended March 31
	2006	2005
		(restated)
($ millions)		(note 2)
Revenues (note 10)	3 858	2 074
Expenses
Purchases of crude oil and products	951	816
Operating, selling and general (notes 2 and 6)	772	543
Energy marketing and trading activities (note 3)	262	147
Transportation and other costs	51	34
Depreciation, depletion and amortization (note 2)	158	137
Accretion of asset retirement obligations	8	8
Exploration	31	17
Royalties (note 9)	329	115
Taxes other than income taxes	140	120
Gain on disposal of assets	(4)	—
Project start-up costs	21	3
Financing expenses (note 4)	7	7
	2 726	1 947
Earnings Before Income Taxes	1 132	127
Provision for Income Taxes (note 2)
Current	(1)	29
Future	420	31
	419	60
Net Earnings	713	67
Per Common Share (dollars), (note 5)
Basic	1.56	0.15
Diluted	1.52	0.14
Cash dividends	0.06	0.06

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

(unaudited)

	March 31	December 31
	2006	2005
		(restated)
($ millions)		(note 2)
Assets
Current assets
Cash and cash equivalents	117	165
Accounts receivable	1 556	1 139
Inventories	447	523
Income taxes receivable	18	6
Future income taxes	83	83
Total current assets	2 221	1 916
Property, plant and equipment, net	13 560	12 966
Deferred charges and other (note 2)	300	267
Total assets	16 081	15 149
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	29	49
Accounts payable and accrued liabilities (note 9)	1 715	1 830
Taxes other than income taxes	52	56
Total current liabilities	1 796	1 935
Long-term debt	2 914	3 007
Accrued liabilities and other	1 027	1 005
Future income taxes (note 2)	3 626	3 206
Shareholders’ equity (see below)	6 718	5 996
Total liabilities and shareholders’ equity	16 081	15 149

Shareholders’ Equity

	Number		Number
	(thousands)		(thousands)
Share capital	458 714	759	457 665	732
Contributed surplus		56		50
Cumulative foreign currency translation		(78)		(81)
Retained earnings (note 2)		5 981		5 295
		6 718		5 996

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31
($ millions)	2006	2005
		(restated)
		(note 2)
Operating Activities
Cash flow from operations	1 314	294
Decrease (increase) in operating working capital
Accounts receivable	(417)	(226)
Inventories	76	(4)
Accounts payable and accrued liabilities	(241)	175
Taxes payable	(16)	(23)
Cash flow from operating activities	716	216
Cash Used in Investing Activities	(657)	(576)
Net Cash Surplus (Deficiency) Before Financing Activities	59	(360)
Financing Activities
Decrease in short-term debt	(20)	(22)
Net increase (decrease) in other long-term debt	(94)	311
Issuance of common shares under stock option plan	22	31
Dividends paid on common shares	(25)	(25)
Deferred revenue	10	16
Cash provided by (used in) financing activities	(107)	311
Increase (Decrease) in Cash and Cash Equivalents	(48)	(49)
Cash and Cash Equivalents at Beginning of Period	165	88
Cash and Cash Equivalents at End of Period	117	39

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

($ millions)	Share Capital	Contributed Surplus	Cumulative Foreign Currency Translation	Retained Earnings
At December 31, 2004, as previously reported	651	32	(55)	4 293
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	(47)
At December 31, 2004, as restated	651	32	(55)	4 246
Net earnings	—	—	—	67
Dividends paid on common shares	—	—	—	(25)
Issued for cash under stock option plan	31	—	—	—
Issued under dividend reinvestment plan	2	—	—	(2)
Stock-based compensation expense	—	4	—	—
Foreign currency translation adjustment	—	—	1	—
At March 31, 2005	684	36	(54)	4 286
At December 31, 2005, as previously reported	732	50	(81)	5 429
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	(134)
As at December 31, 2005 as restated	732	50	(81)	5 295
Net earnings	—	—	—	713
Dividends paid on common shares	—	—	—	(25)
Issued for cash under stock option plan	25	(3)	—	—
Issued under dividend reinvestment plan	2	—	—	(2)
Stock-based compensation expense	—	9	—	—
Foreign currency translation adjustment	—	—	3	—
At March 31, 2006	759	56	(78)	5 981

See accompanying notes.

SCHEDULES OF SEGMENTED DATA

(unaudited)

					Three months ended March 31
	Oil Sands		Natural Gas		Energy Marketing and Refining - Canada		Refining and Marketing U.S.A.		Corporate and Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
EARNINGS
Revenues
Operating revenues	1 550	553	174	131	892	765	586	411	1	1	3 203	1 861
Energy marketing and trading activities	—	—	—	—	274	150	—	—	(5)	—	269	150
Net insurance proceeds (note 10)	385	63	—	—	—	—	—	—	—	—	385	63
Intersegment revenues	185	77	6	6	—	—	—	—	(191)	(83)	—	—
Interest	—	—	—	—	—	—	—	—	1	—	1	—
	2 120	693	180	137	1 166	915	586	411	(194)	(82)	3 858	2 074
Expenses
Purchases of crude oil and products	3	9	—	—	646	561	495	329	(193)	(83)	951	816
Operating, selling and general	508	321	24	21	124	108	43	32	73	61	772	543
Energy marketing and trading activities	—	—	—	—	266	147	—	—	(4)	—	262	147
Transportation and other costs	37	24	6	5	1	1	7	4	—	—	51	34
Depreciation, depletion and amortization	93	79	34	31	20	18	4	6	7	3	158	137
Accretion of asset retirement obligations	7	6	1	2	—	—	—	—	—	—	8	8
Exploration	22	10	9	7	—	—	—	—	—	—	31	17
Royalties (note 9)	285	87	44	28	—	—	—	—	—	—	329	115
Taxes other than income taxes	21	7	—	—	79	83	40	30	—	—	140	120
Gain on disposal of assets	—	—	(4)	—	—	—	—	—	—	—	(4)	—
Project start-up costs	21	3	—	—	—	—	—	—	—	—	21	3
Financing expenses	—	—	—	—	—	—	—	—	7	7	7	7
	997	546	114	94	1 136	918	589	401	(110)	(12)	2 726	1 947
Earnings (loss) before income taxes	1 123	147	66	43	30	(3)	(3)	10	(84)	(70)	1 132	127
Income taxes	(403)	(64)	(24)	(17)	(12)	—	1	(4)	19	25	(419)	(60)
Net earnings (loss)	720	83	42	26	18	(3)	(2)	6	(65)	(45)	713	67
As at March 31
TOTAL ASSETS	12 096	9 463	1 367	1 005	2 235	1 460	1 117	725	(734)	(176)	16 081	12 477

					Three months ended March 31
	Oil Sands		Natural Gas		Energy Marketing and Refining - Canada		Refining and Marketing U.S.A.		Corporate and Eliminations		Total
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	720	83	42	26	18	(3)	(2)	6	(65)	(45)	713	67
Exploration expenses	—	—	5	7	—	—	—	—	—	—	5	7
Non-cash items included in earnings
Depreciation, depletion and amortization	93	79	34	31	20	18	4	6	7	3	158	137
Income taxes	403	64	24	17	12	—	(1)	4	(18)	(54)	420	31
Gain on disposal of assets	—	—	(4)	—	—	—	—	—	—	—	(4)	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	9	4	9	4
Other	(2)	25	(1)	2	1	7	2	2	21	(12)	21	24
Increase (decrease) in deferred credits and other	(5)	(3)	—	—	—	—	(3)	—	—	27	(8)	24
Total cash flow from (used in) operations	1 209	248	100	83	51	22	—	18	(46)	(77)	1 314	294
Decrease (increase) in operating working capital	(200)	(36)	18	(16)	(83)	(61)	20	(73)	(353)	108	(598)	(78)
Total cash flow from (used in) operating activities	1 009	212	118	67	(32)	(39)	20	(55)	(399)	31	716	216
Cash from (used in) investing activities:
Capital and exploration expenditures	(407)	(370)	(115)	(82)	(118)	(78)	(108)	(67)	(4)	(12)	(752)	(609)
Deferred maintenance shutdown expenditures	—	(25)	—	—	—	—	(42)	—	—	—	(42)	(25)
Deferred outlays and other investments	—	(1)	—	—	—	(1)	—	—	(2)	—	(2)	(2)
Proceeds from disposals	—	21	13	—	—	—	—	—	—	—	13	21
Decrease in investing working capital	117	31	—	—	7	8	2	—	—	—	126	39
Total cash (used in) investing activities	(290)	(344)	(102)	(82)	(111)	(71)	(148)	(67)	(6)	(12)	(657)	(576)
Net cash surplus (deficiency) before financing activities	719	(132)	16	(15)	(143)	(110)	(128)	(122)	(405)	19	59	(360)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.’s (Suncor) financial position at March 31, 2006 and the results of its operations and cash flows for the three month periods ended March 31, 2006 and 2005.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGES IN ACCOUNTING POLICIES

(a) Overburden Removal Costs

On January 1, 2006 the company retroactively adopted EIC 160 “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under the new standard, overburden removal costs should be deferred and amortized only in instances where the activity benefits future periods otherwise the costs should be charged to earnings in the period incurred. At Suncor, overburden removal precedes mining of the oil sands deposit within the normal operating cycle, and is related to current production. In accordance with the new standard, overburden removal costs are treated as variable production costs and expensed as incurred. Previously overburden removal was deferred and amortized on a life-of-mine approach. The impact of adopting this accounting standard is as follows:

Change in Consolidated Balance Sheets

	As at March 31
($ millions, (decrease))	2006	2005
Deferred charges and other	(231)	(114)
Total assets	(231)	(114)
Future income tax liabilities	(78)	(36)
Retained earnings	(153)	(78)
Total liabilities and shareholders’ equity	(231)	(114)

Change in Consolidated Statements of Earnings

	Three months ended March 31
($ millions, increase/(decrease))	2006	2005
Operating, selling and general	82	75
Depreciation, depletion and amortization	(53)	(28)
Future income taxes	(10)	(16)
Net earnings	(19)	(31)
Per common share - basic (dollars)	(0.04)	(0.07)
Per common share - diluted (dollars)	(0.04)	(0.07)

(b) Non-monetary Transactions

On January 1, 2006, the company prospectively adopted CICA Handbook section 3831 “Non-Monetary Transactions”. The standard requires all non-monetary transactions to be measured at fair value (if determinable) unless future cash flows are not expected to change significantly as a result of a transaction or the transaction is an exchange of a product held for sale in the ordinary course of business. The company was required to record the effects of an existing contract at Oil Sands that exchanges off-gas produced as a by-product of the upgrading operations for natural gas. An equal amount of revenues for the sale of the off-gas and purchases of crude oil and products for the purchase of the natural gas are recorded. The amount of the gross up of revenues and purchases of crude oil and products in the first quarter of 2006 was $48 million.

3. ENERGY MARKETING AND TRADING ACTIVITIES

The company uses physical and financial energy contracts, including swaps, forwards and options to gain market information and earn trading and marketing revenues. These energy trading activities are accounted for using the mark-to-market method and as such all financial instruments are recorded at fair value at each balance sheet date. The results of these activities are reported as revenue and as energy marketing and trading expenses in the Consolidated Statements of Earnings.

Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. For the quarter ended March 31, 2006 these activities resulted in a net pretax gain of $10 million (2005 - net pretax gain $2 million).

In addition to the financial derivatives used for hedging activities, the company also enters into various financial energy contracts for trading activities. The following information presents all positions for the financial instruments only. For the quarter ended March 31, 2006, a net pretax loss of $1 million (2005 - net pretax gain $2 million) resulted from the settlement and revaluation of the financial contracts. The above amounts do not include the impact of related general and administrative costs.

The fair value of unsettled (unrealized) energy trading assets and liabilities are as follows:

($millions)	March 31 2006	December 31 2005
Energy trading assets	14	82
Energy trading liabilities	17	70
Net energy trading assets (liabilities)	(3)	12

Change in Fair Value of Net Assets

($ millions)	2006
Fair value of contracts outstanding at December 31, 2005	12
Fair value of contracts realized during 2006	(14)
Fair value of contracts entered into during the period	2
Changes in values attributable to market price and other market changes	(3)
Fair value of contracts outstanding at March 31, 2006	(3)

The source of the valuations of the above contracts is based on actively quoted prices and/or internal model valuations.

4. FINANCING EXPENSES

	Three months ended March 31
($ millions)	2006	2005
Interest on debt	39	33
Capitalized interest	(33)	(26)
Net interest expense	6	7
Foreign exchange loss on long-term debt	1	6
Other foreign exchange gain	—	(6)
Total financing expenses	7	7

5. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2006	2005
Net earnings	713	67
(millions of common shares)
Weighted-average number of common shares	458	455
Dilutive securities:
Options issued under stock-based compensation plans	12	8
Weighted-average number of diluted common shares	470	463

(dollars per common share)
Basic earnings per share (a)	1.56	0.15
Diluted earnings per share (b)	1.52	0.14

Note: An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a) Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b) Diluted earnings per share is net earnings, divided by the weighted-average number of diluted common shares.

6. STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees that hold options must earn the right to exercise them. This is done by the employee fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor’s shareholder return relative to a peer group of companies.

(a) Stock Option Plans

Under the SunShare long-term incentive plan, the company granted 260,000 options to new employees in the first quarter of 2006 (264,000 options granted during the first quarter of 2005).

On April 30, 2008, 50% of the outstanding, unvested SunShare options will vest. The remaining 50% of the outstanding, unvested SunShare options may vest on April 30, 2008 if the final predetermined performance criterion is met. If the performance criteria is not met, the unvested options that have not previously expired or been cancelled, will automatically vest on January 1, 2012.

Under the company’s other plans, 1,509,000 options were granted in the first quarter of 2006 (1,291,000 options granted during the first quarter of 2005).

The fair values of all common share options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options granted during the various periods and the weightedaverage assumptions used in their determination are as noted below:

	Three months ended March 31
	2006	2005
Quarterly dividend per share	$0.06	$0.06
Risk-free interest rate	4.08%	3.77%
Expected life	6 years	6 years
Expected volatility	29%	28%
Weighted-average fair value per option	$32.30	$13.88

Stock-based compensation expense recognized in the first quarter of 2006 related to stock options plans was $9 million

(2005 - $4 million).

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company’s reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Three months ended March 31
($ millions, except per share amounts)	2006	2005
Net earnings - as reported	713	67
Less: compensation cost under the fair value method for pre-2003 options	2	2
Pro forma net earnings	711	65
Basic earnings per share
As reported	1.56	0.15
Pro forma	1.55	0.14
Diluted earnings per share
As reported	1.52	0.14
Pro forma	1.51	0.14

(b) Performance Share Units (PSUs)

In the first quarter of 2006 the company issued 390,000 (2005 - 436,000) PSUs. Expense recognized in the first quarter of 2006 was $24 million (2005 – $3 million).

7. EMPLOYEE FUTURE BENEFITS LIABILITY

The company’s pension plans and other post-retirement benefits programs are described in note 8 of the company’s 2005 Annual Report. The following is the status of the net periodic benefit cost for the three months ended March 31.

	Pension Benefits		Other Post-retirement Benefits
	2006	2005	2006	2005
Current service costs	11	8	1	2
Interest costs	10	10	2	2
Expected return on plan assets	(8)	(7)	—	—
Amortization of net actuarial loss	7	5	—	—
Net periodic benefit cost	20	16	3	4

8. SUPPLEMENTAL INFORMATION

	Three months ended March 31
($ millions)	2006	2005
Interest paid	53	46
Income taxes paid	11	34

Revenue Hedges

Strategic Crude Oil at March 31, 2006

	Quantity	Average Price	Revenue Hedged	Hedge
	(bpd)	(US$/bbl (a)	(Cdn$ millions) (b)	Period (c)
Costless collars	50 000	50.00 – 91.70	802 – 1 472	2006
Costless collars	50 000	50.00 – 91.70	1 065 – 1 953	2007

Natural Gas at March 31, 2006

	Quantity	Average Price	Revenue Hedged	Hedge
	(GJ/day)	(Cdn$/GJ)	(Cdn $ millions)	Period (c)
Swaps	4 000	6.58	7	2006
Costless collars	10 000	8.75 – 13.38	19 – 29	2006	(d)
Swaps	4 000	6.11	9	2007

Margin Hedges at March 31, 2006

	Quantity (bpd)	Average Margin (US$/bbl)	Margin Hedged (Cdn$ millions) (b)	Hedge Period (c)
Refined product sale and crude purchase swaps	2 508	11.23	2	2006	(e)

Foreign Currency Hedges at March 31, 2006

	Notional	Average	Dollars Hedged	Hedge
	(Euro millions)	Forward Rate	(Cdn$ millions)	Period
Euro/Cdn forward	9.9	1.42	14	2006	(f)
Euro/Cdn forwards	20.6	1.40	29	2007	(g)

(a)     Average price for crude oil costless collars is US$ WTI per barrel at Cushing, Oklahoma.

(b)    The revenue and margin hedged is translated to Cdn$ at the March 31, 2006 exchange rate and is subject to change as the Cdn$/US$ exchange rate fluctuates during the hedge period.

(c)     Original hedge term is for the full year unless otherwise noted.

(d)    For the period April to October 2006, inclusive.

(e)     For the period April to May 2006, inclusive.

(f)       Settlement for applicable forward in April 2006.

(g)    Settlements for applicable forwards occurring within the period April to September 2007.

9. ROYALTY ESTIMATE MEASUREMENT UNCERTAINTY

Alberta Crown royalties in effect for each Oil Sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R. Firebag is being treated by the Government of Alberta as a separate project from the rest of the Oil Sands operations for royalty purposes.

In February 2006, we advised the Government of Alberta we would not proceed with a July 2004 claim we filed against the Crown where we were seeking to overturn the government’s decision on the royalty treatment of our Firebag in-situ operations.

Oil Sands royalties payable in 2006 are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, timing of the receipt of property damage insurance proceeds, foreign exchange rates and total capital and operating costs for each project. Oil Sands pretax royalty estimate was $285 million ($182 million after-tax) for the first three months of 2006 compared to $87 million ($53 million after-tax) for the first three months of 2005. We estimate 2006 annualized Crown Royalties to be approximately $950 million ($608 million after-tax) based on three months of actual results including the final $385 million in business interruption insurance proceeds, together with 2006 forward crude oil pricing of US$69.02 as at March 31, 2006, current forecasts of production, capital and operating costs for the remainder of 2006, a Canadian/US foreign exchange rate of $0.88, and no further receipts of property loss insurance proceeds other than those recorded to date. Accordingly, actual results will differ, and these differences may be material. The balance of the royalty expense is in respect of natural gas royalties of $44 million ($28 million after tax).

10. SUBSEQUENT EVENTS

In April 2006, as a result of the agreement of final terms for the settlement of its business interruption claim, the company determined that $385 million (US$330 million) in proceeds were unconditionally received or receivable. The proceeds relate to business activity during 2005 and have accordingly been recognized as revenue in the first quarter.

In April 2006, the Alberta Government substantively enacted a 1.5% reduction in the Alberta corporate income tax rate. The company anticipates that this will result in an approximately $125 million reduction in non cash income tax expense on the revaluation of opening future income tax liabilities. The adjustment will be recorded in the second quarter of 2006.

HIGHLIGHTS

(unaudited)

	2006	2005
Cash Flow from Operations
(dollars per common share – basic)
For the three months ended March 31
Cash flow from operations (1)	2.87	0.65
Ratios
For the twelve months ended March 31
Return on capital employed (%) (2)	28.5	15.1
Return on capital employed (%) (3)	21.0	12.6
Net debt to cash flow from operations (times) (4)	0.8	1.3
Interest coverage on long-term debt (times)
Net earnings (5)	18.4	10.8
Cash flow from operations (6)	22.5	14.4
As at March 31
Debt to debt plus shareholders’ equity (%) (7)	30.46	34.11
Common Share Information
As at March 31
Share price at end of trading
Toronto Stock Exchange – Cdn$	89.63	48.73
New York Stock Exchange – US$	77.02	40.21
Common share options outstanding (thousands)	19 809	20 307
For the three months ended March 31
Average number outstanding, weighted monthly (thousands)	458 230	454 911

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with generally accepted accounting principles (GAAP).

(1)     Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)     For the twelve month period ended; net earnings (2006 - $1,787 million; 2005 - $927 million) adjusted for after-tax financing expenses (2006 - income of $17 million; 2005 - income of $36 million) divided by average capital employed (2006 - $6,279 million; 2005 - $5,902 million). Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 56 of Suncor’s 2005 Annual Report to Shareholders.

(3)     If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2006 - $8,510 million; 2005 - $7,075 million), the return on capital employed would be as stated on this line.

(4)     Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5)     Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)     Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)     Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders’ equity.

QUARTERLY OPERATING SUMMARY

(unaudited)

	For the quarter ended					Total year
	Mar 31 2006	Dec 31 2005	Sept 30 2005	June 30 2005	Mar 31 2005	Dec 31 2005
OIL SANDS
Production (1),(a)
Total operations	264.4	267.7	148.2	128.2	139.9	171.3
Firebag	27.4	26.0	23.0	8.7	18.7	19.1
Sales (a)
Light sweet crude oil	119.2	108.6	69.9	48.3	75.3	73.3
Diesel	35.1	30.7	10.6	9.0	11.8	15.6
Light sour crude oil	121.0	104.2	41.7	54.2	38.5	59.8
Bitumen	—	7.2	22.3	9.6	18.4	16.6
Total sales	275.3	250.7	144.5	121.1	144.0	165.3
Average sales price (2),(b)
Light sweet crude oil	69.00	55.96	52.08	39.20	45.41	49.93
Other (diesel, light sour crude oil and bitumen)	63.28	63.84	59.70	50.47	47.31	56.90
Total	65.75	60.42	56.01	45.98	46.44	53.81
Total *	65.75	66.68	67.95	57.24	54.80	62.68

CASH OPERATING COSTS AND TOTAL OPERATING COSTS - TOTAL OPERATIONS

Cash costs	15.55	16.20	21.65	23.50	20.55	19.60
Natural gas	3.45	4.65	6.00	3.60	5.40	4.90
Imported bitumen	0.05	0.05	—	—	0.10	0.05
Cash operating costs (3),(c)	19.05	20.90	27.65	27.10	26.05	24.55
Firebag start-up costs	0.90	0.30	—	—	—	0.10
Total cash operating costs (4),(c)	19.95	21.20	27.65	27.10	26.05	24.65
Depreciation, depletion and amortization	3.90	3.60	6.10	6.75	6.25	5.30
Total operating costs (5),(c)	23.85	24.80	33.75	33.85	32.30	29.95

CASH OPERATING COSTS AND TOTAL OPERATING COSTS - IN-SITU BITUMEN PRODUCTION

Cash costs	14.20	6.70	7.55	21.50	8.90	9.15
Natural gas	7.70	13.80	13.25	16.40	10.10	13.05
Cash operating costs (6),(c)	21.90	20.50	20.80	37.90	19.00	22.20
Depreciation, depletion and amortization	6.90	4.60	4.25	7.60	4.75	4.90
Total operating costs (7),(c)	28.80	25.10	25.05	45.50	23.75	27.10
(for the period ended)

Capital employed (h)	5 450	4 472	4 334	4 173	4 164

(for the twelve months ended)
Return on capital employed (i)	35.5	22.7	15.1	15.7	18.6
Return on capital employed (i) ****	26.3	16.3	11.2	12.2	15.0

	For the quarter ended					Total year
	Mar 31 2006	Dec 31 2005	Sept 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2005
NATURAL GAS
Gross production **
Natural gas (d)	196	193	200	175	191	190
Natural gas liquids (a)	2.4	2.3	2.2	2.2	3.0	2.4
Crude oil (a)	0.8	0.6	0.7	1.0	0.9	0.8
Total gross production (e)	35.9	35.0	36.3	32.4	35.7	34.8
Average sales price (2)
Natural gas (f)	9.03	11.66	8.32	7.29	6.81	8.57
Natural gas (f) *	8.75	11.83	8.34	7.26	6.74	8.59
Natural gas liquids (b)	51.75	57.85	58.00	52.52	38.32	50.70
Crude oil - Conventional (b)	60.30	72.60	63.77	63.86	61.40	64.85
Net wells drilled
Conventional - Exploratory ***	5	3	4	—	5	12
- Development	4	13	2	2	5	22
	9	16	6	2	10	34

(for the period ended)
Capital employed (h)	590	563	598	564	490

(for the twelve months ended)
Return on capital employed (i)	31.7	30.7	22.7	22.5	26.2

ENERGY MARKETING AND REFINING - CANADA

Refined product sales (g)
Transportation fuels
Gasoline
Retail	4.4	4.5	4.2	4.8	4.6	4.5
Other	3.6	3.3	4.2	4.1	4.0	3.9
Jet fuel	0.7	0.8	0.9	0.8	0.9	0.9
Diesel	3.2	3.4	3.7	3.3	2.7	3.3
Total transportation fuel sales	11.9	12.0	13.0	13.0	12.2	12.6
Petrochemicals	1.2	0.4	0.7	0.8	0.8	0.7
Heating oils	0.6	0.5	0.2	0.3	0.8	0.4
Heavy fuel oils	0.9	0.9	0.8	1.4	1.0	1.0
Other	0.7	0.5	0.9	0.6	0.3	0.5
Total refined product sales	15.3	14.3	15.6	16.1	15.1	15.2

Crude oil supply and refining
Processed at Sarnia refinery (g)	9.6	10.6	10.7	11.1	10.1	10.6
Utilization of refining capacity (i)	86	95	96	100	91	95

(for the period ended)
Capital employed (h)	535	486	547	507	525

(for the twelve months ended)
Return on capital employed (i)	11.5	8.1	7.7	10.1	8.4
Return on capital employed (i) ****	6.8	5.2	5.6	8.1	7.3

	For the quarter ended					Total year
	Mar 31 2006	Dec 31 2005	Sept 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2005
REFINING AND MARKETING - U.S.A.
Refined product sales (g)
Transportation fuels
Gasoline
Retail	0.7	0.7	0.7	0.7	0.7	0.7
Other	5.3	7.1	8.9	5.0	3.8	6.2
Jet fuel	0.8	0.9	0.8	0.7	0.7	0.8
Diesel	3.2	3.6	3.9	3.1	2.6	3.3
Total transportation fuel sales	10.0	12.3	14.3	9.5	7.8	11.0
Asphalt	1.0	1.2	1.8	1.9	1.6	1.6
Other	0.3	1.0	1.2	1.2	0.7	1.1
Total refined product sales	11.3	14.5	17.3	12.6	10.1	13.7

Crude oil supply and refining
Processed at Denver refinery (g)	9.2	13.0	14.9	11.4	9.2	12.1
Utilization of refining capacity (i)	65	91	104	102	96	98

(for the period ended)
Capital employed (h)	341	327	354	349	262

(for the twelve months ended)
Return on capital employed (i)	42.2	49.4	32.2	17.6	14.5
Return on capital employed (i) ****	22.7	28.9	21.6	13.8	12.2

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	-	Total operations production includes total production from both mining and in-situ operations.

(2) Average sales price	-	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).

(3) Cash operating costs – Total operations	-

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on production volumes that are processed through the upgrader facilities. For a reconciliation of this non GAAP financial measure see Management’s Discussion and Analysis.

(4) Total cash operating costs – Total operations	-

Include cash operating costs – Total operations as defined above and cash start-up costs for in-situ operations. Per barrel amounts are based on all production volumes that are processed through the upgrader facilities.

(5) Total operating costs – Total operations	-

Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on all production volumes that are processed through the upgrader facilities.

(6) Cash operating costs – In-situ bitumen production	-

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes.

(7) Total operating costs – In-situ bitumen production	-	Include cash operating costs – Firebag as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes.

Explanatory Notes

*                                         Excludes the impact of hedging activities.

**                                  Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.

***                           Excludes exploratory wells in progress.

****                    If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)   thousands of barrels per day

(b)   dollars per barrel

(c)   dollars per barrel rounded to the nearest $0.05

(d)   millions of cubic feet per day

(e)   thousands of barrels of oil equivalent per day

(f)    dollars per thousand cubic feet

(g)   thousands of cubic metres per day

(h)   $ millions

(i)    percentage

Metric conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels